UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	potential adverse effects on our liquidity or results of operations;

•	the impact of the current uncertain economic environment and the volatility of oil and natural gas prices;

•	the social, political and economic risks and other risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk and risks related to equities and financial instruments;

•	our ability to finance our operations on acceptable terms;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	our ability to attract and retain qualified employees;

•	exposure to counter-party risk;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	our liquidity and outlook;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	our high level of fixed costs regardless of the level of business activity;

•	the seasonal nature of our revenues;

•	the costs of compliance with, or liabilities under, laws and governmental regulations, including for environmental, health and safety and taxation;

•	the risks related to our information technology, including cyber security risks and risks of hardware and software failures;

•	our indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	disruptions in our supply chain and third-party suppliers;

•	exposure to interest rate risk;

•	the implementation of IFRS 15, which will change our recognition of certain revenues from contracts with customers; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2017 that we filed with the SEC on March 29, 2018. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3489, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1:	FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of US$, except per share data or unless indicated	2018	2017
Operating revenues (1)	245.6	249.4
Other income from ordinary activities	0.3	0.4
Total income from ordinary activities	245.9	249.8
Cost of operations (1)	(238.8)	(276.3)
Gross profit	7.1	(26.5)
Research and development expenses, net	(7.3)	(8.2)
Marketing and selling expenses	(13.0)	(13.1)
General and administrative expenses	(21.1)	(20.2)
Other revenues (expenses), net	(32.8)	(28.9)
Operating income	(67.1)	(96.9)
Expenses related to financial debt	(34.1)	(47.7)
Income provided by cash and cash equivalents	0.9	0.9
Cost of financial debt, net	(33.2)	(46.8)
Other financial income (loss) (2)	762.8	(1.6)
Income (loss) of consolidated companies before income taxes	662.5	(145.3)
Income taxes (1)	(17.2)	(2.3)
Net income (loss) from consolidated companies	645.3	(147.6)
Share of income (loss) in companies accounted for under equity method	1.3	2.5
Net income (loss)	646.6	(145.1)
Attributable to :
Owners of CGG S.A.	$645.2	(144.1)
Owners of CGG S.A. (3)	€528.1	(135.6)
Non-controlling interests	$1.4	(1.0)

Weighted average number of shares outstanding (4)	314,214,031	46,038,287
Dilutive potential shares from stock-options (5)	—	—
Dilutive potential shares from performance share plans (5)	—	—
Dilutive potential shares from convertible bonds	—	—
Dilutive potential shares from warrants	19,391,416	—
Dilutive weighted average number of shares outstanding adjusted when dilutive (4)	333,605,447	46,038,287
Net income (loss) per share
Basic	$2.05	(3.13)
Basic (3)	€1.68	(2.94)
Diluted	$1.93	(3.13)
Diluted (3)	€1.58	(2.94)

(1)	Refer to note 1 and 3 for information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(2)	Refer to note 2 for information regarding the impact of our financial restructuring.
(3)	Converted at the average exchange rate of US$1.2218 and US$1.0630 per €1.00 for the periods ended March 31, 2018 and 2017, respectively.
(4)	As a result of the February 21, 2018 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2017 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(5)	As our 2017 net result was a loss, stock options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted loss per share.

See the notes to the Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of US$	Three months ended March 31,
	2018	2017

Net income (loss) from statements of operations	646.6	(145.1)

Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	—	0.1
Net gain (loss) on available-for-sale financial assets	—	—
Exchange differences on translation of foreign operations	9.2	6.2

Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	9.2	6.3

Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	—	—

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	—	—

Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	9.2	6.3

Total comprehensive income (loss) for the period	655.8	(138.8)

Attributable to :
Owners of CGG SA	652.8	(138.1)
Non-controlling interests	3.0	(0.7)

C G G

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of US$, unless indicated	March 31, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	538.1	315.4
Trade accounts and notes receivable, net (2)	402.5	522.6
Inventories and work-in-progress, net	246.9	239.3
Income tax assets	65.0	61.6
Other current assets, net	123.4	117.0
Assets held for sale, net	14.6	14.6
Total current assets	1,390.5	1,270.5
Deferred tax assets (2)	21.8	21.9
Investments and other financial assets, net	61.9	62.6
Investments in companies under equity method	194.0	192.7
Property, plant and equipment, net	331.1	330.3
Intangible assets, net (2)	1,327.5	1,152.2
Goodwill, net	1,236.9	1,234.0
Total non-current assets	3,173.2	2,993.7
TOTAL ASSETS	4,563.7	4,264.2
LIABILITIES AND EQUITY
Bank overdrafts	0.1	0.2
Current portion of financial debt (1)	18.4	2,902.8
Trade accounts and notes payables	166.9	169.9
Accrued payroll costs	132.4	153.6
Income taxes payable	40.2	38.7
Advance billings to customers	21.2	25.9
Provisions — current portion	56.3	58.3
Current liabilities associated with funded receivables	9.8	9.8
Other current liabilities (2)	258.0	123.1
Total current liabilities	703.3	3,482.3
Deferred tax liabilities (2)	55.1	62.0
Provisions — non-current portion	118.6	121.6
Financial debt (1)	1,178.9	52.3
Other non-current liabilities	17.7	17.9
Total non-current liabilities	1,370.3	253.8
Common stock 1,553,690,491 shares authorized and 685,408,097 shares with a €0.01 nominal value issued and outstanding at March 31,2018 and 22,133,149 at December 31, 2017	8.4	20.3
Additional paid-in capital (1)	3,184.4	1,850.0
Retained earnings (1) (2)	(729.9)	(1,354.6)
Other Reserves	41.8	37.6
Treasury shares	(20.1)	(20.1)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(35.7)	(43.3)
Equity attributable to owners of CGG SA	2,448.1	489.1
Non-controlling interests	42.0	39.0
Total equity(1)	2,490.1	528.1
TOTAL LIABILITIES AND EQUITY	4,563.7	4,264.2

Closing rates were US$1.2321 per €1.00 and US$1.1993 per €1.00 for March 31, 2018 and December 31, 2017, respectively.

(1)	See note 2 for more information regarding the impact of our financial restructuring on February 21, 2018, on the financial debt and on the equity as of December 31, 2017.
(2)	See note 1 and note 3 for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”..

See the notes to the Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
Amounts in millions of US$	2018	2017
OPERATING
Net income (loss) (1)	646.6	(145.1)
Depreciation and amortization	35.9	52.9
Multi-client surveys depreciation and amortization (1)	6.4	47.7
Depreciation and amortization capitalized in multi-client surveys	(5.5)	(5.4)
Variance on provisions	(7.2)	(29.1)
Stock based compensation expenses	0.3	0.7
Net (gain) loss on disposal of fixed and financial assets	(1.2)	(0.8)
Equity (income) loss of investees	(1.3)	(2.5)
Dividends received from investments in companies under equity method	—	—
Other non-cash items	(779.9)	12.0
Net cash-flow including net cost of financial debt and income tax	(105.9)	(69.6)
Less net cost of financial debt	33.2	46.8
Less income tax expense (1)	17.2	2.3
Net cash-flow excluding net cost of financial debt and income tax	(55.5)	(20.5)
Income tax paid	(2.9)	(3.1)
Net cash-flow before changes in working capital	(58.4)	(23.6)
Change in working capital	65.5	12.8
- change in trade accounts and notes receivable (1)	124.3	71.3
- change in inventories and work-in-progress	2.5	(7.6)
- change in other current assets	(7.7)	(17.6)
- change in trade accounts and notes payable	(15.6)	(3.0)
- change in other current liabilities	(38.0)	(27.1)
- impact of changes in exchange rate on financial items	—	(3.2)
Net cash-flow provided by operating activities	7.1	(10.8)
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(28.5)	(19.4)
Investment in multi-client surveys, net cash	(62.0)	(48.3)
Proceeds from disposals of tangible and intangible assets	1.9	3.2
Total net proceeds from financial assets	—	4.5
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(0.2)	(0.7)
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	1.4	(0.6)
Net cash-flow used in investing activities	(87.4)	(61.3)
FINANCING
Repayment of long-term debt	(150.3)	(25.3)
Total issuance of long-term debt	336.5	2.3
Lease repayments	(1.5)	(1.6)
Change in short-term loans	(0.2)	(1.5)
Financial expenses paid	(14.1)	(44.2)
Net proceeds from capital increase:
— from shareholders	128.7	—
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	—
Net cash-flow provided by (used in) financing activities	299.1	(70.3)
Effects of exchange rates on cash	3.9	2.2
Impact of changes in consolidation scope	—	(7.5)
Net increase (decrease) in cash and cash equivalents	222.7	(147.7)
Cash and cash equivalents at beginning of year	315.4	538.8
Cash and cash equivalents at end of period	538.1	391.1

(1)	See note 1 and note 3 for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”.

See the notes to the Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of US$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG S.A.	Non- controlling interests	Total equity
Balance at January 1, 2017	22,133,149	20.3	1,850.0	(845.7)	171.1	(20.1)	(0.8)	(54.1)	1,120.7	36.1	1,156.8

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							0.1		0.1		0.1
Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								5.9	5.9	0.3	6.2

Other comprehensive income (1)+(2)+(3)+(4)							0.1	5.9	6.0	0.3	6.3
Net income (5)				(144.1)					(144.1)	(1.0)	(145.1)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(144.1)			0.1	5.9	(138.1)	(0.7)	(138.8)
Cost of share-based payment				0.7					0.7		0.7
Exchange differences on foreign currency translation generated by the parent company					(11.7)				(11.7)		(11.7)
Changes in consolidation scope and other				0.1					0.1		0.1
Balance at March 31, 2017	22,133,149	20.3	1,850.0	(989.0)	159.4	(20.1)	(0.7)	(48.2)	971.7	35.4	1,007.1

Amounts in millions of US$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG S.A.	Non- controlling interests	Total equity
Balance at January 1, 2018	22,133,149	20.3	1,850.0	(1,354.6)	37.6	(20.1)	(0.8)	(43.3)	489.1	39.0	528.1

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)									—		—
Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								7.6	7.6	1.6	9.2

Other comprehensive income (1)+(2)+(3)+(4)								7.6	7.6	1.6	9.2
Net income (5)				645.2					645.2	1.4	646.6

Comprehensive income (1)+(2)+(3)+(4)+(5)				645.2				7.6	652.8	3.0	655.8
IFRS 15 First Time Application (a)				(20.8)					(20.8)		(20.8)
Share capital reduction		(20.0)	20.0						—		—
Capital increase (b)	71,932,731	0.9	126.3						127.2		127.2
Debt equitization (b)	484,509,122	5.9	1,187.9						1,193.8		1,193.8
Exercise of warrants (b)	106,833,095	1.3	0.2						1.5		1.5
Cost of share-based payment				0.3					0.3		0.3
Exchange differences on foreign currency translation generated by the parent company					4.2				4.2		4.2
Balance at March 31, 2018	685,408,097	8.4	3,184.4	(729.9)	41.8	(20.1)	(0.8)	(35.7)	2,448.1	42.0	2,490.1

(a)	Refer to note 1 and 3 for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(b)	Refer to note 2 for information regarding the impact of our financial restructuring.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized for issue by the Audit Committee on May 16, 2018.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to changes in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

1.1 - Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2017 included in its report on Form 20-F for the year 2017 filed with the SEC on March 29, 2018 and approved by the Company’s General Meeting of shareholders on April 26, 2018.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2017, except for the adoption of the following new Standards, Amendments, and Interpretations:

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

•	IFRS 15 — Revenue from Contracts with Customers

•	Amendments to IFRS 15 — Revenue from Contracts with Customers

•	Annual Improvements (2014-2016)

•	Amendments to IFRS 2— Share-based payment

•	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

The impacts of the application of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial instrument — classification and valuation of financial assets) are detailed below. The adoption of the other Standards, Amendments, and Interpretations listed above had no impact on the Group’s interim financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union had adopted but that were not effective as of March 31, 2018, namely:

•	IFRS 16 — Leases

•	Amendments to IFRS 9 — Prepayment features with negative compensation and modifications of financial liabilities

A preliminary analysis of the impact of the application of IFRS 16 (Leases) is described below.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	Amendments to IAS 28 — Long-term interests in associates and joint ventures

•	Amendments to IAS 19 — Employee Benefits

•	Annual Improvements (2015-2017)

•	IFRIC 23 — Uncertainty over income tax treatments

•	Amendments to the Conceptual Framework in IFRS Standards

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

IFRS 9 — Financial instruments

IFRS 9, issued on July 24, 2014, replaced IAS 39 - Financial Instruments: Recognition and Measurement on January 1, 2018. The application of IFRS 9 had no material impact on the Group’s consolidated financial statements.

Impairment of financial assets and contract assets

IFRS 9 introduced a new forward-looking “expected loss” impairment model which replaced the existing “incurred loss” impairment model. The Group assessed the actual credit losses experienced over the past several years. Since our customers are generally large national or international oil and gas companies, our credit losses were insignificant over those years and the application of IFRS 9’s “expected loss” impairment model would not generate material differences as compared to the previous model. As a result, the Group continues to use the previous impairment model and will continue to regularly monitor the absence of material credit losses.

IFRS 15 — Revenue from Contracts with Customers

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard became effective on January 1, 2018 and requires either a full retrospective application (i.e. financial statements must be presented as if this standard had always been in force) or a limited retrospective application (i.e. with cumulative impact reflected in the opening statement of financial position of the year of first adoption). CGG implemented IFRS 15 on January 1, 2018 with a limited retrospective application.

IFRS 15 defines the framework of revenue recognition as a five step process: (i) identifying the contract, (ii) identifying the performance obligations, (iii) determining the transaction price, (iv) allocating the transaction price, and (v) recognizing revenue. The second step still allows for revenue recognition over time provided that certain criteria are met, depending on how control of the goods or services provided is transferred to the customer.

The Group analyzed this new standard at the corporate level starting in 2014. Because CGG has various business lines and considering that the application of this new standard requires significant familiarity with its operations, the Group initiated a bottom up assessment in June 2016 with the aim of applying the five steps of the standard for each business line.

Based on such assessment, the application of IFRS 15 does not result in any change to the Group’s revenue recognition policies for the following business lines: exclusive surveys sales, after-sales of multi-client surveys and sales of equipment.

With respect to the application of IFRS 15 to the Group’s multi-clients original participants contracts (“pre-commitments”), under which the Group obtains commitments from customers before a seismic project is completed and where the customer typically gains the right to direct or influence the project’s specifications and advance access to data as it is being acquired, the Group conducted an in-depth analysis of industry practice and, together with its auditors, of the Group’s multi-client business model. Such practices were also discussed with the Company’s peers. CGG’s preliminary interpretation of the new standard, which was shared by the International Association of Geophysical Contractors (IAGC), was that the historical method, relying on percentage of completion principles (whereby pre-commitment revenue is fully recognized over time rather than only upon delivery), was the best accounting solution to timely provide a fair vision of the industrial and financial performance of the Company and was compatible with the new IFRS standard. However, our auditors’ technical panel eventually concluded, in early 2018, that such method was not compliant with IFRS 15.

Following this determination, CGG investigated the merits and the practicability of an alternative revenue recognition policy that recognizes the two distinct performance obligations under its original participants contracts. The first performance obligation is to provide services (representing on average between [80%-95%] of total obligations and corresponding revenue under such contracts). Under the alternative revenue recognition proposal, revenue related to this performance obligation would be recognized over time based on the data acquisition and processing progress of the survey. The second performance obligation (representing the remaining obligations and corresponding revenue under such contracts) is to deliver the license for the final processed data. For this second obligation, revenue would be recognized only upon final delivery of the survey.

This alternative revenue recognition policy has, however, not yet been endorsed by the Group’s auditors and the regulators of the financial markets where the Group’s securities are listed. In addition, some other seismic players have decided to implement IFRS 15 in the first quarter of 2018 through a revenue recognition policy for pre-commitments based on a single performance obligation (i.e. delivery of final processed data), thereby deferring recognition of the full amount of revenue under the contact until the time of delivery of the final processed data. In that context and in the absence of a finalized IFRS 15 accounting policy, CGG decided to present a dual approach in the Group’s first quarter 2018 results including:

(i)	one set of figures (the “Segment figures”) corresponding to the figures used for internal management reporting purposes and produced in accordance with the Group’s historical method (percentage of completion) and

(ii)	a second set of figures (the “as reported” figures) in line with the accounting practice adopted by some other seismic players as described above, with pre-commitment revenue recognized in full only upon delivery of the final data.

CGG intends, through further discussions with its auditors and with the regulators of the financial markets where its securities are listed, to continue advocating for the IFRS 15 compliance of the alternative revenue recognition policy described above based on the two distinct performance obligations contained in these contracts. This approach would allow the Company going forward to base its financial communication only on its IFRS accounts rather than on multiple sets of figures. The Company aims to fix a definitive approach with its auditors and the regulators prior to the release of the half-year 2018 financial statements.

Opening consolidated statement of financial position

The cumulative effects on our consolidated statement of financial position due to the changes related to the adoption of IFRS 15 are disclosed in the table below:

In millions of US$	Balance as of December 31, 2017	Balance as of January 1, 2018	Adjustments due to IFRS 15
Assets
Trade accounts and notes receivables, net	522.6	509.2	(13.4)
Deferred tax assets	21.9	23.4	1.5
Intangible assets, net	1,152.2	1,271.6	119.4

Liabilities
Other current liabilities	123.1	253.7	130.6
Deferred tax liabilities	62.0	59.7	(2.3)

Equity
Retained earnings	(1,354.6)	(1,375.4)	(20.8)

The adjustments all relate to pre-commitment revenues. During the year ended December 31, 2017, US$144.0 million of revenues were recognized over time on surveys which were not completed as of December 31, 2017. US$13.4 million of these revenues were unbilled and recorded in the “Trade accounts and notes receivables, net” balance. To adjust for the application of IFRS 15, the US$130.6 million already invoiced and recognized as revenues should be considered deferred revenues and adjusted in the “other current liabilities” balance accordingly. The corresponding depreciation amounted to US$119.4 million and impacted the “intangible assets, net” balance. The net negative impact on equity as of January 1, 2018 amounted to US$(20.8) million.

First quarter consolidated statement of operations

The impacts of the adoption of IFRS 15 in our consolidated statement of operation are disclosed in the table below:

	Three months ended March 31, 2018
In millions of US$	As reported	Balances without adoption of IFRS 15	Adjustments due to IFRS 15
Operating revenues	245.6	294.7	(49.1)
Costs of operations	(238.8)	(277.0)	38.2
Operating income	(67.1)	(56.2)	(10.9)
Income taxes	(17.2)	(18.6)	1.4
Net income (loss)	646.6	656.1	(9.5)

Consolidated statement of financial position as of March 31, 2018

The impacts of the adoption of IFRS 15 in our consolidated statement of financial position are disclosed in the table below:

	As of March 31, 2018
In millions of US$	As reported	Balances without adoption of IFRS 15	Adjustments due to IFRS 15
Assets
Trade accounts and notes receivables, net	402.5	442.5	(40.0)
Deferred tax assets	21.8	19.7	2.1
Intangible assets, net	1,327.5	1,169.9	157.6

Liabilities
Other current liabilities	258.0	104.9	153.1
Deferred tax liabilities	55.1	58.2	(3.1)

Equity
Retained earnings	(729.9)	(699.6)	(30.3)

Consolidated statement of cash flows as of March 31, 2018

The impacts of the adoption of IFRS 15 in our consolidated statement of cash flow are disclosed in the table below:

	Three months ended March 31, 2018
In millions of US$	As reported	Balances without adoption of IFRS 15	Adjustments due to IFRS 15
Net income (loss)	646.6	656.1	(9.5)
Multi-client surveys depreciation and amortization	6.4	44.6	(38.2)
Less income tax expense	17.2	18.6	(1.4)
Change in trade accounts and notes receivable	124.3	75.2	49.1

Preliminary analysis of the application of IFRS 16 — Leases, applicable as from January 1, 2019 (approved by the European Union in November 2017)

The IFRS 16 standard updates the accounting of leases, mainly for lessees. All leases will have to be accounted for on the balance-sheet by recognizing the present value of the lease payments over the expected lease term as a liability and a corresponding right-of-use asset. Short-term leases and leases of low-value assets are exempted from this requirement.

CGG, as a lessee, will have to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

An inventory of the Group’s leases and an assessment of IFRS 16’s impact on our consolidated financial statements going forward are currently in progress.

1.2 - Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions

Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities

Recoverability of client receivables	Assessment of clients’ credit default risk

Valuation of investments	Financial assets fair value Equity method companies fair value

Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys

Depreciation and amortization of tangible and intangible assets	Assets useful lives

Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)

Classification of financial debts as current or non-current	Progress of the negotiations on Financial Restructuring

Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts

Development costs	Assessment of future benefits of each project

Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

1.3 - Accounting policies

Operating revenues

Revenues from contracts with customers are recognized using the five-step model of the IFRS 15 standard. The following provides a description of the main nature of our performances obligations broken down by business line, the timing of their satisfaction, and detail on the transaction prices and their allocations, if applicable.

Acquisition

Marine exclusive contracts

Under our marine exclusive contracts, we acquire seismic data for a specific customer. We recognize these revenues over time as the services are rendered. The measure of revenue recognized is based on the data acquired and delivered to the customer.

Either the total price of the contract, for turnkey and lump sum contracts, or the unitary prices, for day-rate contracts or contracts based on square kilometers are specified in the contract. With respect to contracts for both the acquisition and processing of data, the allocation is based on the stand alone sale price of each service with revenue recognized along each percentage of completion.

In most cases, invoicing is carried out on a monthly basis, based on the amount of data acquired and delivered to the customer, as evidenced by a customer acceptance. As the acceptance is often obtained a few days after the close of the receivables ledger, the counterpart of the revenue during the month is recorded as unbilled revenue, i.e. as a contract asset.

When the costs are expected to be recovered, i.e. when the contract margin is positive, the costs related to the transit of the vessel toward a survey are recognized as an asset to fulfil the contract. They are then amortized over the duration of the survey.

Land exclusive and Multi Physics contracts

Under our land exclusive and multi physics contracts, we acquire seismic data for a specific customer. We recognize these revenues over time as the services are rendered. For Land turnkey contracts, the measure of revenue recognized is based on direct cash costs. For land day rate and multi physics contracts, the measure of revenue recognized is based on monthly reports of data acquired or services rendered.

Either the total price of the contract, for turnkey and lump sum contracts, or the unitary prices, for day-rate or contracts on square kilometers, are specified in the contract. With respect to contracts for both the acquisition and processing of data, the allocation is based on the stand alone sale price of each service with revenue recognized along each percentage of completion.

In most cases, invoicing is carried out on a monthly basis, based on the amount of data acquired and delivered to the customer, evidenced by a customer acceptance. As the acceptance is often obtained after the close of the receivables ledger, the counterpart of the revenue during the month is recorded as unbilled revenue, i.e. as a contract asset.

When the costs are expected to be recovered, i.e. when the contract margin is positive, the costs related to the mobilization of a Land crew are recognized as an asset to fulfil the contract. They are then amortized over the duration of the survey.

GGR

Subsurface Imaging and Reservoir contracts

Under our subsurface imaging and reservoir contracts, we process seismic data for a specific customer. These contracts may encompass one or several performance obligations. For each performance obligation, we recognize the revenues over time as the services are rendered. The measure of revenue recognized is based on the time spent over the total duration of the performance obligation. The balance of Revenue recognized that has not been invoiced to the Clients is recorded as an unbilled revenue, i.e. as a contract asset.

We recognize revenue related to the sale of software upon delivery of the software and of the access code/key as the case may be, to the client. We recognize revenue related to the maintenance of the software over time during the specific contractual period. In case of a contract providing for both the sale and maintenance of software, the price allocation is based on the stand alone sale price of each component and the revenue for the software is recognized upon delivery, while the maintenance revenue is recognized over time. In most cases, only one invoice is issued for such contracts upon license delivery and the amount corresponding to the maintenance is recorded as deferred revenues, i.e. as a contract liability, at inception.

We also provide geological consulting services or training for specific customers. We recognize the revenues over time as the services are rendered, the measure of revenue recognized being based on the time spent over the total duration of the contract.

We provide licenses to use geological data to several clients. We recognize the revenue upon delivery of the data to the client.

In addition, we provide licenses to access dynamic geological databases for a specific duration. We recognize the revenue related to such licenses over the duration of the contract. In most cases, only one invoice is issued for such contracts at the beginning of the year and the total amount is recorded as deferred revenues, i.e. as a contract liability, at inception.

Multi-clients after sales contracts

Pursuant to our multi-client after sales contracts, we provide non-exclusive licenses to use seismic processed data to several clients. We recognize the revenue upon delivery of the data to the client. In certain cases, significant after sales agreements contain multiple deliverable elements, and the associated revenues are allocated to the various elements based on specific objective evidence of the stand-alone sale price for such elements, regardless of any separate allocations stated within the contract for each element. In these cases, one invoice is issued upon delivery of the data for the total contractual amount.

In certain circumstances, revenue can also be recognized relating to a performance obligation that has already been fulfilled in the past. This happens when one client is already in possession of the license for certain data and either (i) the client is taken-over by a competitor who does not yet have the license for such data (and thus is required to pay a transfer fee) or (ii) the client involves another partner, not already having access to the licensed data, for the exploration of the bloc (farm-in, uplift). Such revenue is recognized when there is an agreement on the fee and, in the case of transfer fee, when the buyer notifies us that they will not return the data to the Group.

Multi-clients pre commitments contracts

Please refer to note 1.1 – “Critical accounting policies — IFRS 15 — Revenue from Contracts with Customers”.

Equipment

We recognize revenues on equipment sales upon delivery to the customer, i.e. when control is transferred. When such contracts require a partial or total advance payment, such payments are recorded as advance billings to customers, i.e. as a contract liability.

We recognize the sale of software upon delivery of the software to the client. We recognize the maintenance of the software over time during the specific contractual period. In case of a contract providing for both the sale and maintenance of software, the price allocation is based on the stand alone sale price of the software and the revenue for the software is recognized upon delivery, while the maintenance revenue is recognized over time. In most cases, we issue only one invoice, issued upon license delivery, and the amount corresponding to the maintenance is recorded as deferred revenues, i.e. as a contract liability, at inception.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The carrying amount of our multi-client library is stated on our statement of financial position as the aggregate of those costs less accumulated amortization. Whenever there is an indication that a survey may be impaired, an impairment test is performed. A systematic impairment test of all delivered surveys is performed at least yearly for the closing of our annual financial statements.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each normative sale, unless specific indications lead to the application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. Given the life cycle of a multi-client project, our surveys are generally fully amortized or impaired within five years after delivery.

Multi-client surveys are classified in the same category when they are located in the same area with the same estimated sales ratio, with such estimates generally relying on historical patterns.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized development costs are amortized over five years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized and of research costs, offset by government grants acquired for research and development.

NOTE 2— SIGNIFICANT EVENTS

Financial restructuring process

For more information regarding the steps of our financial restructuring process undertaken in 2017, please refer to note 2 – “Significant events” to the consolidated annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2017.

The extraordinary general meeting of shareholders held on November 13, 2017 decided to reduce the Company’s share capital by a total amount of €17,485,188, by reducing the nominal value of each share from €0.80 to €0.01. The completion of such share capital reduction was acknowledged by the Board of Directors on January 15, 2018, with the Board’s approval of a reduction of the share capital from €17,706,519 to €221,331 by reducing the nominal value of the Company’s shares from €0.80 to €0.01. The amount of €17,485,188, corresponding to the share capital reduction, was allocated in full to the “additional paid in capital” account.

On February 21, 2018, CGG successfully completed a rights issue with preferential subscription rights for an amount of €112,215,060.36 (including the share premium), through the issuance of 71,932,731 shares of the Company (the “New Shares”) each with one warrant attached (the “Warrants #2” and together with the New Shares, the “ABSA”) at a subscription price of €1.56 per ABSA (i.e. €0.01 nominal value and €1.55 share premium).

At the end of the subscription period, on February 2, 2018, the total demand, which amounted to €132.5 million, was €20.3 million higher than the target amount (amounting to a subscription rate of 118.06%). The number of ABSA subscribed on a non-reducible basis (à titre irréductible) was 65,283,036 and represented 90.76 % of the ABSA to be issued. Additionally, 19,639,466 ABSA were subscribed on a reducible basis and such subscription has therefore been only partially satisfied, up to 6,649,695 ABSA.

On February 21, 2018, CGG finalized the implementation of its financial restructuring plan, which meets the Company’s objectives of strengthening its balance sheet and providing financial flexibility to continue investing in the future. This plan comprised (i) the equitization of nearly all of the unsecured senior debt, (ii) the extension of the maturities of the secured senior debt and (iii) the provision of additional liquidity to meet various business scenarios.

As part of the implementation of its financial restructuring plan, the following securities were issued on February 21, 2018:

•	US$663.6 million in principal amount of first lien senior secured notes due 2023, bearing floating rate interest at Libor (floor of 1%) + 6.5% in cash, and 2.05% paid-in-kind (PIK) issued by CGG Holding (U.S.) Inc. in exchange for the balance of the Secured Loans (taking into account an upfront paydown of US$150 million of the Secured Loans). The first lien senior secured notes due 2023 were refinanced with the New First Lien Notes on April 24, 2018 (see note 9 – “Subsequent events” for more information);

•	US$355.1 million and €80.4 million in principal amount of second lien senior secured notes due 2024, bearing floating rate interest at Libor/Euribor (floor of 1%) depending on the currency + 4% in cash, and 8.5% paid-in-kind (PIK) issued by CGG SA. This issuance comprised US$275 million and €80.4 million as new money and US$80.2 million in exchange for part of the accrued interest claims under the Group’s existing senior notes (the “Senior Notes”) (with the US$ new money notes and accrued interest notes being fungible);

•	71,932,731 shares of the Company (the “New Shares”) each with one share purchase warrant (the “Warrants #2” and together with the New Shares, the “ABSA”), all of which were subscribed by holders of preferential subscription rights. The final gross proceeds amounted to €112 million;

•	35,311,528 new shares (the “Creditor Shares 1”) resulting from the equitization of the Convertible Bonds;

•	449,197,594 new shares (the “Creditor Shares 2”) resulting from the equitization of the Senior Notes;

•	22,133,149 warrants allocated to the shareholders of CGG (the “Warrants #1”);

•	113,585,276 warrants in favor of the subscribers to the Second Lien Notes (the “Warrants #3”);

•	7,099,079 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Coordination Warrants”);

•	10,648,619 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Backstop Warrants”).

Following the issuance of New Shares, Creditor Shares 1 and Creditor Shares 2, the Company’s share capital as of February 21, 2018 amounted to €5,785,750.02, divided into 578,575,002 shares with a nominal value of €0.01 per share.

	Warrants #1	Warrants #2	Warrants #3	Coordination Warrants	Backstop Warrants
Number of warrants issued	22,133,149	71,932,731	113,585,276	7,099,079	10,648,619
Exercise ratio	3 Warrants #1 for 4 new shares	3 Warrants #2 for 2 new shares	1 Warrant #3 for 1 new share	1 Coordination Warrant for 1 new share	1 Backstop Warrant for 1 new share
Exercise price	3.12 euros per new share	4.02 euros per new share	0.01 euro per new share	0.01 euro per new share	0.01 euro per new share
Maximum number of shares to be issued upon exercise of the warrants (subject to adjustments)	29,477,536	47,955,154	113,585,276	7,099,079	10,648,619
Expiry date of the warrants	February 21, 2022	February 21, 2023	August 21, 2018	August 21, 2018	August 21, 2018

Please refer to note 8 for more information regarding the exercise of Warrants between February 21, 2018 and March 31, 2018.

Prior to the equitization of the unsecured senior debt, the Senior Notes and the Convertible Bonds were delisted from the Euro MTF market of the Luxembourg Stock Exchange and Euronext Paris, respectively.

CGG’s financial restructuring plan was finalized on February 21, 2018.

Following its financial restructuring, and with the settlement and delivery of all securities and instruments contemplated thereby, CGG benefits from a healthier balance sheet with notably:

•	net proceeds from the completion of the financial restructuring on February 21, 2018 of US$308 million (or US$260 million after payment of financial restructuring fees) converted at the February 21, 2018 exchange rate of US$1.2312 per €1.00,

	Part denominated in Euros In millions of Euro	Part denominated in US$ In millions of US$	Total In millions of US$
Rights issue with preferential subscription rights net proceeds	103.3	—	127.2
Second lien senior secured notes due 2024 net proceeds	72.1	247.8	336.5
First lien senior secured notes due 2023 repayment	—	(150.0)	(150.0)
Convertible Bonds interests payment	(4.5)	—	(5.5)

Net proceeds from financial restructuring	170.9	97.8	308.2

Financial restructuring fees payment	(20.3)	(22.9)	(48.0)

Net proceeds	150.6	74.9	260.2

•	In the first quarter of 2018, the financial restructuring and the settlement and delivery of all securities and instruments contemplated thereby resulted in a US$759 million gain in our consolidated statement of operations. In addition, the equity increased by US$1,323 million through the issuance of new shares (as a result of the equitization of the unsecured debt, the rights issue and the future exercise of Warrants #3, Coordination Warrants and Backstop Warrants), to reach a total equity increase of US$2,081 million.

The table below details the impacts of the financial restructuring:

	Statements of Operations	Other retained earnings	Total In millions of US$
Unsecured debt equitization	1,062.1	930.6	1,992.7
Rights issue with preferential subscription rights	—	127.2	127.2
Future exercise of Warrants #3, Coordination Warrants and Backstop Warrants	(250.6)	250.6	—
Second lien backstop & commitment fees	(37.4)	—	(37.4)
Rollover Fees (1)	—	—	—
Consulting Fees	(12.5)	—	(12.5)
Deferred tax impact	—	12.6	12.6
Others	(2.9)	1.5	(1.4)

Total	758.7	1,322.5	2,081.2

(1)	Pursuant to the indenture governing the first lien senior secured notes issued on February 21, 2018 in connection with the financial restructuring, a 3% rollover fee (US$19.9 million) would have applied if the notes were not refinanced within three months following the financial restructuring. However given the refinancing of such notes on April 24, 2018 as described in note 9 – “Subsequent events” no such rollover fee is due.

The conversion into shares of the unsecured debt impacts the equity up to the debt carrying value. Under IFRS (IFRIC 19), the impact on the Statements of Operations (in other financial income) is the difference between the carrying value of the debt converted and the fair value of the shares received. Considering the share price evolution between February 21 and 22, 2018, the Group concluded that €1.56 per share was a reasonable fair value estimation.

The issuance of Warrants #3, Coordination Warrants and Backstop Warrants negatively impacted other financial income in the Statement of Operations, according to IFRS 2, without any impact on the equity. Given the strike price of €0.01 and the very short maturity of six months, the Black & Sholes fair value is equivalent to 1.56-0.01 = €1.55 per warrant. The equity impact will be determined when the warrants are exercised, up to the cash consideration received (which will be marginal given the €0.01 strike price).

All the fees have been expensed (in other financial income for the second lien backstop and commitment fees and in other income and expenses for the consulting fees) without any portion capitalized.

The deferred tax liabilities linked to the equity portion of the convertible bonds have been reversed in equity without impact on the Statements of Operations.

NOTE 3—REVENUE

Disaggregation of revenues

The following table disaggregates our operating revenues by major sources for the period ended March 31, 2018:

	Three months ended March 31, 2018
In millions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Consolidated Total
Marine Contractual Data Acquisition	28.9	—	—	—	28.9
Land and Multi Physics Acquisition	32.4	—	—	—	32.4
Multi Clients pre-commitments	—	—	49.2	—	49.2
Multi Clients after sales	—	—	35.2	—	35.2
Total multi-clients	—	—	84.4	—	84.4
Subsurface Imaging and Reservoir	—	—	100.7	—	100.7
Equipment, Land equipment	—	—	—	51.2	51.2
Equipment, Marine equipment	—	—	—	14.5	14.5
Total equipment	—	—	—	65.7	65.7
Internal revenues	(0.9)	—	—	(16.5)	(17.4)

Total operating revenues before IFRS 15 impact	60.4	—	185.1	49.2	294.7

IFRS 15 impact on pre-commitments	—	—	(49.1)	—	(49.1)

Total Group operating revenues as reported	60.4	—	136.0	49.2	245.6

Contracts balances

The contracts balances, including the impact of IFRS 15 are presented below:

In millions of US$	Balance as of March 31, 2018	Balance as of December 31, 2017
Receivables	252.9	361.9

Unbilled revenues	149.7	147.3
Total contracts assets	149.7	147.3

Advance billing	(6.8)	(7.4)
Deferred revenues	(201.3)	(180.3)
Contracts liabilities	(208.1)	(187.7)

The decrease of the receivables is mainly explained by the sequential decrease in revenues from the three months ended December 31, 2017 compared to the three months ended March 31, 2018. The high level of deferred revenues is a direct consequence of the impact of IFRS 15 as described in note 1.1. The pre-commitment revenues not recognized before delivery of the final data increase the deferred revenues balance (and decrease the unbilled revenues to a lesser extent).

Excluding IFRS 15 impact, the contracts balances would have been the followings:

In millions of US$	Balance as of March 31, 2018	Balance as of December 31, 2017
Receivables	252.9	361.9
Unbilled revenues	189.7	160.7
Total contracts assets	189.7	160.7
Advance billing	(6.8)	(7.4)
Deferred revenues	(48.1)	(49.7)
Contracts liabilities	(54.9)	(57.1)

The revenues generated during the period ended March 31, 2018 from contract liabilities balances as of December 31, 2017 amounts to US$17.3 million.

The revenues generated during the period ended March 31, 2018 from performance obligation satisfied (or partially satisfied) prior to January 1, 2018 amounts to US$11.3 million.

Backlog - Transaction price allocated to remaining performance obligations

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied (i.e. the contractual backlog) as of March 31, 2018 equaled US$700.1 million. Out of this amount, the Group expects to recognize US$515.5 million in 2018, US$134.7 million in 2019 and US$49.9 million in 2020 and beyond. These amounts are calculated for multi-clients pre-commitments revenues recognized at delivery. If the revenues from pre-commitments were recognized over time according to the historical method (excluding IFRS 15 adjustments), the aggregate amount would have been US$506.9 million, out of which US$389.1 million would have been expected in 2018, US$67.9 million would have been expected in 2019 and US$49.9 million would have been expected in 2020.

Assets recognized from costs to obtain or fulfill a contract

In millions of US$	Balance as of March 31, 2018	Balance as of December 31, 2017
Assets from costs to obtain a contract	—	—
Assets from costs to fulfill a contract	—	0.9

Total	—	0.9

The Group has no cost falling into the definition of a cost to obtain a contract.

The costs to fulfill a contract can be the costs of a seismic vessel transit towards a survey or the mobilization costs of a land crew, provided these costs could be recovered (i.e. contracts with positive margin).

NOTE 4— FINANCIAL DEBT AND CASH

Gross financial debt as of March 31, 2018 was US$1,197.4 million compared to US$2,955.3 million as of December 31, 2017. Refer to note 2 – “Significant events” for information on the impact on financial debt of the financial restructuring completed on February 21, 2018.

Our gross debt as of March 31, 2018 breaks down as follows:

	March 31, 2018
	(in millions of US$)
	Current	Non-current	Total
First lien senior secured notes due 2023 (including PIK) (1)	—	665.0	665.0
Second lien senior secured notes due 2024 (including PIK) (1)	—	458.2	458.2
Bank loans and other loans	3.9	3.4	7.3
Finance lease debt	5.9	52.3	58.2

Sub-total	9.8	1,178.9	1,188.7

Accrued interest	8.6	—	8.6

Financial debt	18.4	1,178.9	1,197.3

Bank overdrafts	0.1	—	0.1
Total	18.5	1,178.9	1,197.4

(1)	PIK : paid-in-kind interests

Our gross debt before accrued interests and bank overdraft as of March 31, 2018 breaks down by currency as follows:

In millions of US$	March 31, 2018
US dollar	1,032.5
Euro	158.9

Total financial debt, excluding accrued interests and bank overdrafts	1,197.4

As part of the implementation of the Group’s financial restructuring plan, CGG Holding (U.S.) Inc. issued on February 21, 2018 first lien senior secured notes and CGG SA issued second lien senior secured notes. At the same time, nearly all of the Group’s unsecured debt was equitized.

First lien senior secured notes due 2023

On February 21, 2018, CGG Holding (U.S.) Inc. issued US$663.6 million in principal amount (US$665.0 million as of March 31, 2018, including the paid-in-kind (PIK) interests from February 21, 2018 to March 31, 2018) of first lien senior secured notes due 2023, bearing floating rate interest at Libor (floor of 1%) + 6.5% in cash, and 2.05% PIK in exchange for the balance of the Secured Loans taking into account an upfront paydown of US$150 million.

Refer to note 9 – “Subsequent events” for information on the refinancing of the first lien senior secured notes due 2023. Following this refinancing, the weight of the debt denominated in euro has increased.

Second lien senior secured notes due 2024

On February 21, 2018, CGG SA issued US$355.1 million and €80.4 million in principal amount of second lien senior secured notes due 2024 (US$458.2 million as of March 31, 2018, including the paid-in-kind (PIK) from February 21, 2018 to March 31, 2018 and converted at the March 31, 2018 exchange rate of US$1.2321 per €1.00), bearing floating rate interest at Libor /Euribor (floor of 1%) depending on the currency + 4% in cash, and 8.5% PIK. This issuance comprises US$275 million and €80.4 million as new money and US$80.2 million in exchange for part of the accrued interest claims under the Senior Notes (with the US$ new money notes and accrued interest notes being fungible).

The first lien senior secured notes due 2023 and the second lien senior secured notes due 2024 share the same security package encompassing notably the US Multi-Client Library, the shares of the main Sercel operating entities (Sercel SAS and Sercel Inc.), the shares of significant GGR operating entities, and some intercompany loans.

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and to further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated, on average, two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to Operating Income, EBIT and EBITDAs may be used by management as performance indicators for segments.

We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method. It captures the contribution to our results of the significant businesses that are managed through our joint ventures.

We define EBITDAs as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAs is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The Group does not track its assets based on country of origin.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income, EBITDAs, and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended March 31, 2018
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures	IFRS 15 adjustments	Transformation Plan / Financial restructuring	Consolidated Total / As reported
Revenues from unaffiliated customers	60.4	—	185.1	49.2	—	294.7	(49.1)	—	245.6
Inter-segment revenues	0.9	—	—	16.5	(17.4)	—	—	—	—
Operating revenues	61.3	—	185.1	65.7	(17.4)	294.7	(49.1)	—	245.6
Depreciation and amortization (excluding multi-client surveys)	(9.2)	—	(19.3)	(7.3)	(0.1)	(35.9)	—	—	(35.9)
Depreciation and amortization of multi-client surveys	—	—	(44.6)	—	—	(44.6)	38.2	—	(6.4)
Operating income (2)	(34.4)	(7.0)	38.4	(9.9)	(9.4)	(22.3)	(10.9)	(33.9)	(67.1)
EBITDAS	(25.1)	(7.0)	96.9	(2.6)	(9.2)	53.0	(49.1)	(33.9)	(30.0)
Share of income in companies accounted for under equity method (1)	5.3	(3.5)	(0.5)	—	—	1.3	—	—	1.3
Earnings Before Interest and Tax (2)	(29.1)	(10.5)	37.9	(9.9)	(9.4)	(21.0)	(10.9)	(33.9)	(65.8)
Capital expenditures (excluding multi-client surveys) (3)	14.7	—	14.9	2.1	(3.2)	28.5	—	—	28.5
Investments in multi-client surveys, net cash	—	—	62.0	—	—	62.0	—	—	62.0
Capital employed	0.3	0.1	2.2	0.6	—	3.2	(0.1)	—	3.1
Total identifiable assets	0.5	0.1	2.6	0.6	—	3.8	0.1	—	3.9

	Three months ended March 31, 2017
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures		Transformation Plan	Consolidated Total / As reported
Revenues from unaffiliated customers	65.8	—	158.0	25.6	—	249.4		—	249.4
Inter-segment revenues	0.7	—	—	6.8	(7.5)	—		—	—
Operating revenues	66.5	—	158.0	32.4	(7.5)	249.4		—	249.4
Depreciation and amortization (excluding multi-client surveys)	(13.4)	(12.3)	(19.4)	(7.6)	(0.2)	(52.9)		—	(52.9)
Depreciation and amortization of multi-client surveys	—	—	(47.7)	—	—	(47.7)		—	(47.7)
Operating income (2)	(38.6)	(20.3)	18.3	(16.4)	(10.2)	(67.2)		(29.7)	(96.9)
EBITDAS	(25.2)	(8.0)	80.2	(8.7)	(9.6)	28.7		(29.7)	(1.0)
Share of income in companies accounted for under equity method (1)	2.5	—	—	—	—	2.5		—	2.5
Earnings Before Interest and Tax (2)	(36.1)	(20.3)	18.3	(16.4)	(10.2)	(64.7)		(29.7)	(94.4)
Capital expenditures (excluding multi-client surveys) (3)	4.6	—	11.2	3.1	0.5	19.4		—	19.4
Investments in multi-client surveys, net cash	—	—	48.3	—	—	48.3		—	48.3
Capital employed	0.4	—	2.3	0.6	—	3.3		—	3.3
Total identifiable assets	0.6	0.4	2.5	0.6	0.1	4.2		—	4.2

(1)	Share of operating results of companies accounted for under equity method was US$3.9 million and US$3.7 million for the three months ended March 31, 2018 and 2017, respectively.
(2)	For the three months ended March 31, 2018, “eliminations and other” includes US$(8.1) million of general corporate expenses and US$(1.3) million of intra-group margin. For the three months ended March 31, 2017, “eliminations and other” included US$(8.1) million of general corporate expenses and US$(2.1) million of intra-group margin.
(3)	Capital expenditures include capitalized development costs of US$(8.0) million and US$(6.5) million for the three months ended March 31, 2018 and 2017, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

Analysis by geographic area before IFRS 15 (Segment operating revenue)

The following table set forth our Segment operating revenues for all segments by location of customers, and the percentage of total Segment operating revenues represented thereby (excluding IFRS 15 impact):

	Three months ended March 31,
In millions of US$, except percentages	2018		2017
North America	57.2	19%	77.5	31%
Central and South Americas	59.6	20%	60.6	24%
Europe, Africa and Middle East	103.2	36%	73.1	30%
Asia Pacific	74.7	25%	38.2	15%

Total Segment operating revenues	294.7	100%	249.4	100%

NOTE 6— OTHER REVENUES AND EXPENSES

	Three months ended March 31,
In millions of US$	2018	2017
Impairment of assets	—	—
Restructuring costs	(39.8)	(113.8)
Change in restructuring reserves	5.9	84.1
Impairment and restructuring expenses – net	(33.9)	(29.7)
Other revenues (expenses)	—	—
Exchange gains (losses) on hedging contracts	—	—
Gains (losses) on sales of assets	1.1	0.8

Other revenues (expenses) – net	(32.8)	(28.9)

Three months period ended March 31, 2018

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we recognized US$(33.9) million of restructuring costs. These restructuring costs include:

(i)	US$12.5 million of professional fees mainly linked to the US Chapter 11 and French Safeguard procedures (see note 2 —“Financial restructuring process”); and

(ii)	US$21.4 million of other costs related to our Transformation Plan.

Gains (losses) on sales of assets

This line item included sales of assets and also losses related to damaged or scrapped marine seismic equipment.

Three months period ended March 31, 2017

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed US$113.8 million during the three months ended March 31, 2017, partially offset by the use of the corresponding provisions for a net cost of US$29.7 million.

These restructuring costs also included US$66.2 million to reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels and one vessel in operation, partially offset by the use of provisions (see note 2 – “Significant events” to the consolidated annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2017).

Gains (losses) on sales of assets

This line item included sales of assets and also losses related to damaged or scrapped marine seismic equipment.

NOTE 7— CURRENT LIABILITIES ASSOCIATED WITH FUNDED RECEIVABLES

In 2017, we entered into an agreement with a financial institution to obtain advance payments for a marine acquisition and processing project with a client. The collection right of the invoices to be issued to the client based on the client’s monthly acceptance of the work in progress was transferred to the financial institution. Nonetheless the terms of this agreement do not allow for de-recognition of the funded work in progress (which is thus recorded in “Trade accounts and notes receivables”). The debt corresponding to the cash received has been accounted for in “Current liabilities associated to funded receivables” in the consolidated statement of financial position.

As of March 31, 2018, an amount of US$9.8 million has been accounted for in “Current liabilities associated with funded receivables” in the consolidated statement of financial position in respect of the above agreement.

We also entered into a factoring agreement with the same financial institution. As of March 31, 2018, we have transferred US$37.2 million of notes receivable as part of this agreement. The risks retained by the Group were mainly the risk of payment delay up to 60 days and the risk of commercial litigation. These risks were historically low with the transferred client. As a consequence, the Group retained an amount of US$3.7 million to the extent of its continuing involvement. Related costs recorded in operating income are not significant.

NOTE 8— COMMON STOCK AND STOCK OPTION PLANS

Common stock and warrants

Common stock operations for the three months ended March 31, 2018 were:

•	a reduction of the nominal value of each share from €0.80 to €0.01 (refer to note 2 – “Significant events” for more information),

•	the issuance on February 21, 2018 of (refer to note 2 – “Significant events” for more information):

•	71,932,731 shares of the Company (the “New Shares”) each with one share purchase warrant (the “Warrants #2” and together with the New Shares, the “ABSA”), all of which were subscribed by holders of preferential subscription rights. The final gross proceeds amounted to €112 million;

•	35,311,528 new shares (the “Creditor Shares 1”) resulting from the equitization of the Convertible Bonds;

•	449,197,594 new shares (the “Creditor Shares 2”) resulting from the equitization of the Senior Notes;

•	22,133,149 warrants allocated to the shareholders of CGG (the “Warrants #1”);

•	113,585,276 warrants in favor of the subscribers to the Second Lien Notes (the “Warrants #3”);

•	7,099,079 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Coordination Warrants”);

•	10,648,619 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Backstop Warrants”).

Following the issuance of the New Shares, Creditor Shares 1 and Creditor Shares 2, the Company’s share capital amounted to €5,785,750.02, divided into 578,575,002 shares with a nominal value of €0.01 per share.

The exercise of warrants between February 21, 2018 and March 31, 2018 was as follows:

	Warrants #1	Warrants #2	Warrants #3	Coordination Warrants	Backstop Warrants
Number of warrants issued	22,133,149	71,932,731	113,585,276	7,099,079	10,648,619
Number of warrants exercised	22,233	24,567	93,162,051	5,450,007	8,175,015
Number of warrants remaining	22,110,916	71,908,164	20,423,225	1,649,072	2,473,604

Exercise ratio	3 Warrants #1 for 4 new shares	3 Warrants #2 for 2 new shares	1 Warrant #3 for 1 new share	1 Coordination Warrant for 1 new share	1 Backstop Warrant for 1 new share
Exercise price	3.12 euros per new share	4.02 euros per new share	0.01 euro per new share	0.01 euro per new share	0.01 euro per new share

Maximum number of shares to be issued upon exercise of the warrants (subject to adjustments)	29,477,536	47,955,154	113,585,276	7,099,079	10,648,619
Number of shares issued	29,644	16,378	93,162,051	5,450,007	8,175,015
Number of shares to be issued	29,447,892	47,938,776	20,423,225	1,649,072	2,473,604

Expiry date of the warrants	February 21, 2022	February 21, 2023	August 21, 2018	August 21, 2018	August 21, 2018

Following the issuance of the New Shares, Creditor Shares 1 and Creditor Shares 2 and the exercises of warrants, the Company’s share capital as of March 31, 2018, amounted to €6,854,080.97, divided into 685,408,097 shares with a nominal value of €0.01 per share.

Stock option plans

Information related to options outstanding as of March 31, 2018 is summarized below:

Date of Board of Directors’ resolution	Options granted	Options outstanding as of March 31, 2018	Exercise price per share (€)	Expiration date	Remaining duration
October 21, 2010	120,000	3,994	167.95	October 21, 2018	6.7 months
March 24, 2011	1,164,363	98,064	253.30	March 24, 2019	11.8 months
June 26, 2012	1,410,625	50,436	186.62	June 26, 2020	26.9 months
June 24, 2013	1,642,574	78,892	193.27	June 24, 2021	38.8 months
June 26, 2014	1,655,843	105,711	107.66	June 26, 2022	50.9 months
June 25, 2015	1,769,890	122,189	62.92	June 25, 2023	62.9 months
June 23, 2016	6,658,848	471,856	8.52	June 23, 2024	74.8 months

Total	14,422,143	931,142

Following the capital increase in February 2018, the stock options were adjusted as follows:

Date of stock options	Number of options as of February 21, 2018	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
October 21, 2010	3,994	428.80	167.95
March 24, 2011	98,064	646.72	253.30
June 26, 2012	50,436	476.48	186.62
June 24, 2013	78,892	493.44	193.27
June 26, 2014	105,711	274.88	107.66
June 25, 2015	122,189	160.64	62.92
June 23, 2016	471,856	21.76	8.52

NOTE 9— SUBSEQUENT EVENTS

First lien senior secured notes due 2023 refinancing

Because the terms of the first lien senior secured notes due 2023 issued on February 21, 2018 by CGG Holding (U.S.) Inc., a wholly-owned indirect subsidiary of CGG SA, as part of the restructuring plan (the “Refinanced First Lien Notes”) provided a window to refinance them at par, on April 6, 2018, we commenced an offering of new first lien senior secured notes to refinance the Refinanced First Lien Notes.

On April 24, 2018, CGG Holding (U.S.) Inc. issued US$300 million in aggregate principal amount of 9.000% first lien senior secured notes due 2023 and €280 million in aggregate principal amount of 7.875% first lien senior secured notes due 2023 (together, the “New First Lien Notes”).

These New First Lien Notes represent a total principal amount of US$645 million (using an exchange rate of $1.2323 per €1.00) at a weighted average coupon of 8.40%. The refinancing of the Refinanced First Lien Notes by May 21, 2018 allowed the CGG group to save the 3% rollover fee (representing approximately US$20 million), reduces the Group’s interest cost compared to the Refinanced First Lien Notes (which bore cash interest at a rate equal to three-month LIBOR plus 6.50% per annum and interest paid-in-kind at 2.05% per annum) and provides a shorter non-call period (April 2020 under the New First Lien Notes versus February 2021 under the Refinanced First Lien Notes).

CGG Holding (U.S.) Inc. used the net proceeds from the issuance, together with cash on hand, to redeem the Refinanced First Lien Notes in full on May 9, 2018 in accordance with their terms.

The New First Lien Notes and the second lien senior secured notes due 2024 share the same security package encompassing notably the US Multi- Client Library, the shares of the main Sercel operating entities (Sercel SAS and Sercel Inc.), the shares of significant GGR operating entities, and certain intercompany loans.

Renewing of the governance

On April 26, 2018, CGG’s Board of Directors, elected Philippe Salle as Chairman of the Board of Directors. Sophie Zurquiyah took up her position of CEO of the Group and was appointed as a director by the general meeting of shareholders on the same day. Since the beginning of the year, CGG’s Board of Directors has completed the process of renewing its governance with the cooptation of six new Directors.

The members of the Board of Directors are:

Name	Position

Mr. Philippe Salle (a)	Independent director and Chairman of the Board

Mrs. Sophie Zurquiyah (a)	Director and Chief Executive Officer

Mr. Mario Ruscev (a)	Independent director

Mr. Robert F. Semmens	Director

Mrs. Anne-France Laclide	Independent director

Mrs. Gilberte Lombard	Independent director

Mrs. Colette Lewiner (a)	Independent director

Mrs. Helen Lee Bouygues (a)	Independent director

Mrs. Heidi Petersen (a)	Independent director

Mr. Michael Daly	Independent director

Mr. Patrice Guillaume (b)	Director representing the employees

(a)	appointed in 2018
(b)	Director representing employees pursuant to section L.225-27-1 of the French commercial code

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir (“GGR”), (iii) Equipment and (iv) Non-Operated Resources (“NOR”). Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

As discussed further below under the heading “Factors affecting our results of operations — Fixed costs, Transformation Plan and fleet reduction”, we started implementing our Transformation Plan in the first quarter of 2014 to address the cyclical trough in the seismic market. In February 2015, when market conditions deteriorated further as a consequence of a renewed bearish outlook on the price of oil, we decided to implement new measures throughout the Group as part of our Transformation Plan, ultimately reducing our marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan, are reported in the Non-Operated Resources segment. Since April 2017, and the implementation of the new ownership set up of our fleet, the non-operated vessels and their related costs (cold-stacking costs notably) have been transferred to Global Seismic Shipping AS (“GSS”).

For more information, see Note 2 to our consolidated annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2017.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	GGR. This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	NOR. This segment mainly comprises the costs of the non-operated marine resources as well as all of the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Financial restructuring process and first lien refinancing

On February 21, 2018, the Group finalized the implementation of its financial restructuring plan, which meets the Company’s objectives of strengthening its balance sheet and providing financial flexibility to continue investing in the future. This plan comprised in particular (i) the equitization of nearly all of the unsecured senior debt, (ii) the extension of the maturities of the secured senior debt and (iii) the provision of additional liquidity to meet various business scenarios.

See “note 2 – Significant events” to our interim consolidated financial statements for further details on our financial restructuring process.

Because the terms of the first lien senior secured notes due 2023 issued on February 21, 2018 by CGG Holding (U.S.) Inc., a wholly-owned indirect subsidiary of CGG SA, as part of the restructuring plan (the “Refinanced First Lien Notes”) provided a window to refinance them at par, on April 6, 2018, we commenced an offering of new first lien senior secured notes to refinance the Refinanced First Lien Notes.

On April 24, 2018, CGG Holding (U.S.) Inc. issued US$300 million in aggregate principal amount of 9.000% first lien senior secured notes due 2023 and €280 million in aggregate principal amount of 7.875% first lien senior secured notes due 2023 (together, the “New First Lien Notes”).

CGG Holding (U.S.) Inc. used the net proceeds from the issuance, together with cash on hand, to redeem the Refinanced First Lien Notes in full on May 9, 2018 in accordance with their terms.

Please refer to “Note 9 – Subsequent events” to our interim consolidated financial statements for information on the refinancing of Refinanced First Lien Notes.

IFRS 15 Application

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard became effective on January 1, 2018 and requires either a full retrospective application (i.e. financial statements must be presented as if this standard had always been in force) or a limited retrospective application (i.e. with cumulative impact reflected in the opening statement of financial position of the year of first adoption). CGG implemented IFRS 15 on January 1, 2018 with a limited retrospective application.

The application of IFRS 15 does not result in any change to the Group’s revenue recognition policies for the following business lines: exclusive surveys sales, after-sales of multi-client surveys and sales of equipment

The proper revenue recognition approach for multi-clients original participants contracts (“pre-commitments”) is still under discussion with the Group’s auditors and regulators of the financial markets where the Group’s securities are listed. In that context and in the absence of a finalized IFRS 15 accounting policy, CGG decided to present a dual approach in the Group’s first quarter 2018 results including:

(i)	one set of figures (the “Segment figures”) corresponding to the figures used for internal management reporting purposes and produced in accordance with the Group’s historical method (percentage of completion) and

(ii)	a second set of figures (the “as reported” figures) in line with the accounting practice adopted by some other seismic players as described above, with pre-commitment revenue recognized in full only upon delivery of the final data.

We believe that this presentation is also helpful to users of our financial information by improving comparability with prior periods.

Please refer to “note 1.1: Critical Accounting Policies- IFRS 15 Revenue from Contract with Customers” and “note 3: Revenues” to our interim consolidated financial statements for more information.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, some of which are described below and others that are set out in “Item 5: Operating and Financial Reviews and Prospects — Factors affecting our results of operations” and “—Trend Information” of our annual report on Form 20-F for the year ended December 31, 2017.

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand. The geophysical market has historically been extremely volatile.

We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid- to long-term between supply and demand for hydrocarbons. Lower or volatile hydrocarbon prices tend then to limit the demand for seismic services and products. Since 2015, oil and gas companies reduced their exploration and production spending due to falling oil prices, affecting demand for our products and services as reflected in our results.

The challenging market conditions that we experienced in 2016 remained similar in 2017, with clients remaining extremely cautious. After a decline in earnings over the last three years, we recorded a 10% increase in revenue (US$1,320 million) and a 14% growth in EBITDAS (US$372 million) for the full year 2017 compared to 2016. While the outlook remains uncertain with clients still cautious in their spending, in the current context of strengthening oil prices, we observe a gradual market improvement that should stabilize in 2018 and progressively recover throughout 2019.

See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2017 for a discussion of developments in the geophysical industry.

Fixed costs, Transformation Plan and fleet reduction

The Group has high fixed costs and seismic data acquisition activities that require substantial capital expenditures and long-term contractual commitments. As a result, downtime or decreased productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances that affect our ability to generate revenue could result in significant operating losses. In particular, we operate certain of our marine acquisition vessels under long-term bareboat charters, which generate significant fixed costs that cannot easily be reduced before the expiration of the charters.

In order to lower our high fixed cost base in light of the difficult market environment, the Group took drastic measures to reduce the operated seismic fleet, as part of the Transformation Plan, from 18 vessels in 2014 to an optimal size of five 3D high-end vessels by the end of 2016, with such remaining vessels mainly dedicated to multi-client programs. As of December 31, 2016, the operated seismic fleet was composed of five 3D high-end vessels, in accordance with our Transformation Plan.

Beginning of 2017, the Group implemented additional measures to further reduce its maritime exposure and improve the fleet’s competitiveness. In January 2017 and March 2017, we reduced the cash burden of various charter agreements, in respect of cold-stacked seismic vessels (the Pacific Finder, the Oceanic Phoenix and the Viking Vanquish) and an active seismic vessel (the Oceanic Champion) through payments settled on a non-cash basis. In April 2017, we implemented the new ownership set up for our seismic fleet, allowing the Group to access high-end capacity at fair market price while externalizing the cold-stacking costs.

As of March 31, 2018, the operated seismic fleet was composed of five 3D high-end vessels.

For more information, please refer to “Item 4: Information on the Company — Contractual Data Acquisition — Marine Data Acquisition Business Line — Group’s fleet of seismic vessels” and note 2 to our consolidated financial statements of our annual report on Form 20-F for the year ended December 31, 2017.

Backlog

Our backlog as of April 1, 2018 was US$507 million. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended March 31, 2018 compared to three months ended March 31, 2017

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended March 31,
	2018			2017
	Segment figures	IFRS 15 adjustment	As reported
	In millions of US$
Marine Contractual Data Acquisition	28.9	—	28.9	44.6
Land and Multi-Physics Acquisition	32.4	—	32.4	21.9
Contractual Data Acquisition Revenues	61.3	—	61.3	66.5
Multi-client data	84.4	(49.1)	35.3	72.2
Subsurface Imaging and Reservoir	100.7	—	100.7	85.8
GGR Revenues	185.1	(49.1)	136.0	158.0
Equipment Revenues	65.7	—	65.7	32.4
Eliminated revenues and others	(17.4)	—	(17.4)	(7.5)

Total operating revenues	294.7	(49.1)	245.6	249.4

Our consolidated operating revenues as reported, following the implementation of IFRS 15 for the three months ended March 31, 2018 decreased 2% to US$246 million from US$249 million for the comparable period of 2017.

Excluding IFRS 15 adjustments of US$49 million due to the absence of final data delivery for the three months ended March 31, 2018, our consolidated segment operating revenues for the three months ended March 31, 2018 increased 18% to US$295 million from US$249 million for the comparable period of 2017 mainly due to strong rebound in volumes for our GGR and Equipment segments.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 8% to US$61 million for the three months ended March 31, 2018 from US$67 million for the comparable period of 2017 in a continued challenging market environment.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the three months ended March 31, 2018 decreased 35% to US$29 million from US$45 million for the comparable period of 2017, mainly due to the higher dedication of the fleet to multi-client programs at 44% for the three months ended March 31, 2018 compared to 29% for the three months ended March 31, 2017. In the first quarter of 2017, we were performing a large contract for Pemex with high-end vessel set-up, which also contributed to the relatively higher revenues during such period compared to the three months ended March 31, 2018.

The availability rate increased to 93% for the three months ended March 31, 2018 compared to 91% for the three months ended March 31, 2017. The production rate reached 96% for the three months ended March 31, 2018 compared to 98% for the three months ended March 31, 2017.

Land and Multi-Physics Acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines increased 48% to US$32 million for the three months ended March 31, 2018, compared to US$22 million for the three months ended March 31, 2017, driven by improved Land and Mining markets from a very low point in the first quarter of 2017.

GGR

The operating revenues as reported from our GGR segment were US$136 million, a decrease of 14% from US$158 million for the comparable period of 2017. Excluding IFRS 15 adjustments, the segment operating revenues from our GGR segment for the three months ended March 31, 2018 increased 17% to US$185 million from US$158 million for the comparable period of 2017 despite clients remaining cautious in their spending.

Multi-client Data

The Multi-client Data revenues as reported were US$35 million, a decrease of 51% from US$72 million for the three months ended March 31, 2017. Excluding IFRS 15 adjustments of US$49 million resulting from the absence of final data delivery during the first quarter of 2018, the multi-client data segment revenues increased 17% to US$84 million for the three months ended March 31, 2018 from US$72 million for the three months ended March 31, 2017. The sales were highest in Brazil and the North Sea.

With the application of IFRS 15, prefunding revenues were nil in the first quarter of 2018 as no final data delivery occurred during the period. Excluding IFRS 15 adjustment, prefunding segment revenues decreased 8% to US$49 million for the three months ended March 31, 2018 from US$53 million for the three months ended March 31, 2017. The prefunding rate was 79% for the three months ended March 31, 2018 compared to a high of 110% for the three months ended March 31, 2017.

After-sales revenues increased 85% to US$35 million for the three months ended March 31, 2018 from US$19 million for the three months ended March 31, 2017.

Subsurface Imaging & Reservoir (“SIR”)

Operating revenues from our SIR business lines increased 17% to US$101 million for the three months ended March 31, 2018 from US$86 million for the comparable period of 2017, with solid activity increase in all the businesses despite clients remaining cautious.

Equipment

Total production of our Equipment segment, including internal and external sales, increased 103% to US$66 million for the three months ended March 31, 2018 from US$32 million for the comparable period of 2017.

External revenues for our Equipment segment increased 92% to US$49 million for the three months ended March 31, 2018 from US$26 million for the comparable period of 2017, showing sign of a stronger market, especially on the Land equipment side.

Internal sales represented 26% of total revenues for the three months ended March 31, 2018 compared to 22% for the comparable period of 2017.

Land equipment sales represented 78% of total revenue, compared to 58% for the comparable period of 2017, driven notably by Unite deliveries. Marine equipment sales represented 22% of total revenue, compared to 42% for the comparable period of 2017, driven notably by various Sentinel sections deliveries.

Operating Expenses

Cost of operations as reported, including depreciation and amortization, decreased 14% to US$239 million for the three months ended March 31, 2018 from US$276 million for the comparable period of 2017. Excluding IFRS 15 adjustments of US$(38) million on multi-client surveys amortization, segment cost of operations for the three months ended March 31, 2018 remained stable at US$277 million from US$276 million for the comparable period of 2017. The amortization expenses of our seismic library as reported corresponded to 18% of the Multi-client Data revenues as reported for the three months ended March 31, 2018 compared to 66% for the comparable period of 2017. Excluding IFRS 15 adjustments, the segment amortization expenses of our seismic library corresponded to 53% of the Multi-client Data segment revenues for the three months ended March 31, 2018.

As a percentage of the operating revenues as reported, cost of operations as reported decreased to 97% for the three months ended March 31, 2018 from 111% for the comparable period of 2017. Excluding IFRS 15 adjustments, segment cost of operations, as a percentage of the segment operating revenues, decreased to 94% for the three months ended March 31, 2018 from 111% for the comparable period of 2017. Gross profit as reported was a profit of US$7 million for the three months ended March 31, 2018 from a loss of US$27 million for the comparable period of 2017, representing a profit of 3% and a loss of 11% of operating revenues as reported, respectively. Segment gross profit was a profit of US$18 million for the three months ended March 31, 2018 from a loss of US$27 million for the comparable period of 2017, representing respectively a profit of 6% and a loss of 11% of segment operating revenues.

Research and development expenditures decreased 11% to US$7 million for the three months ended March 31, 2018, from US$8 million for the comparable period of 2017, representing 3% of operating revenues as reported in both periods. Research and development expenditures represented 2% of segment operating revenues for the three months ended March 31, 2018.

Marketing and selling expenses remain stable at US$13 million for the three months ended March 31, 2018 and for the comparable period of 2017, mainly due to the finalization of our Transformation Plan.

General and administrative expenses slightly increased to US$21 million for the three months ended March 31, 2018 from US$20 million for the comparable period of 2017, the positive effect of our Transformation Plan being more than compensated by the unfavorable exchange environment, with a rate of US$1.22 per euro for the three months ended March 31, 2018 compared to US$1.06 per euro for the three months ended March 31, 2017. General and administrative expenses represented 9% of operating revenues as reported in the three months ended March 31, 2018 and 8% in the three months ended March 31, 2017. General and administrative expenses represented 7% of segment operating revenues in the three months ended March 31, 2018.

Other expenses amounted to net expense of US$33 million as reported, for the three months ended March 31, 2018, including mainly (i) US$21 million of net restructuring costs related to our Transformation Plan and (ii) US$13 million of financial restructuring fees.

Other expenses amounted to net expense of US$29 million for the three months ended March 31, 2017, including mainly (i) US$18 million of net restructuring costs related to the Transformation Plan, including US$12 million due to maritime liabilities management and (ii) US$12 million of financial restructuring costs.

For more information on our maritime liabilities management and our Financial Restructuring, see Note 2 to our consolidated annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2017.

Operating Income

Operating Income as reported amounted to a loss of US$67 million for the three months ended March 31, 2018 (see note 5 to our interim consolidated financial statements), as a result of the factors described above, compared to a loss of US$97 million for the three months ended March 31, 2017. Excluding IFRS 15 adjustments and Transformation Plan and Financial Restructuring impacts, segment Operating Income amounted to a loss of US$22 million for the three months ended March 31, 2018 compared to a loss of US$67 million for the three months ended March 31, 2017.

Segment Operating Income from our Contractual Data Acquisition segment was a loss of US$34 million for the three months ended March 31, 2018 compared to a loss of US$39 million for the three months ended March 31, 2017, mainly as a consequence of the continued challenging market environment, while weather downtimes, and more specifically an earthquake in Papua New Guinea affecting Land surveys operations, further impacted our activities.

Segment Operating Income from our GGR segment was an income of US$38 million for the three months ended March 31, 2018 compared to an income of US$18 million for the three months ended March 31, 2017. The increase in segment Operating Income is mainly due to a favorable revenue mix with multi-client depreciation rate of 53% for the three months ended March 2018 compared to 66% for the three months ended March 31, 2017.

Segment Operating Income from our Equipment segment was a loss of US$10 million for three months ended March 31, 2018 compared to a loss of US$16 million for the three months ended March 31, 2017, impacted by low volumes, unfavorable product mix and the adverse foreign exchange environment (with a rate of US$1.22 per euro for the three months ended March 31, 2018 compared to US$1.06 per euro for the three months ended March 31, 2017) while the market showed strong sign of rebound, especially on the Land equipment side.

Segment Operating Income from our NOR segment was a loss of US$7 million for the three months ended March 31, 2018 compared to a loss of US$20 million for three months ended March 31, 2017, mainly as a consequence of the new ownership set-up of the fleet.

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to US$1 million for the three months ended March 31, 2018 compared to US$3 million for the three months ended March 31, 2017.

Earnings Before Interest and Tax (“EBIT”)

EBIT as reported amounted to a loss of US$66 million, for the three months ended March 31, 2018 (see note 5 to our interim consolidated financial statements), as a result of the factors described above compared to a loss of US$94 million for the three months ended March 31, 2017. Excluding IFRS 15 adjustments and Transformation Plan and Financial Restructuring impacts, segment EBIT amounted to a loss of US$21 million for the three months ended March 31, 2018 compared to a loss of US$65 million for the three months ended March 31, 2017.

Segment EBIT from our Contractual Data Acquisition segment was a loss of US$29 million for the three months ended March 31, 2018 compared to a loss of US$36 million for the three months ended March 31, 2017.

Segment EBIT for the three months ended March 31, 2018 was an income of US$38 million compared to an income of US$18 million for the three months ended March 31, 2017

Segment EBIT from our Equipment segment was a loss of US$10 million for three months ended March 31, 2018 compared to a loss of US$16 million for the comparable period of 2017.

Segment EBIT from our NOR segment was a loss of US$11 million for three months ended March 31, 2018 compared to a loss of US$20 million for three months ended March 31, 2017.

Financial Income and Expenses

Net cost of financial debt decreased 29% to US$33 million for the three months ended March 31, 2018 from US$47 million for the comparable period of 2017 as a result of the reduction in our debt following our financial restructuring.

Other financial income and expenses amounted to an income of US$763 million for the three months ended March 31, 2018 compared to a loss of US$2 million for the comparable period of 2017, mainly due to the strong positive impact of our financial restructuring for US$771 and first lien refinancing costs for $11million (on a prorata basis).

Income Taxes

Income taxes as reported amounted to an expense of US$17 million, for the three months ended March 31, 2018 compared to an expense of US$2 million for the comparable period of 2017.

Net Income

Net income as reported was US$647 million, for the three months ended March 31, 2018 compared to a loss of US$145 million for the comparable period of 2017 as a result of the factors discussed above.

Liquidity and Capital Resources

Financing Arrangements

On February 21, 2018, CGG finalized the implementation of its financial restructuring plan, issuing the first lien senior secured notes due 2023 and the second lien senior secured notes due 2024. At the same time, all unsecured senior debts were fully equitized.

As of March 31, 2018, our material financing arrangements consisted of the following:

•	US$665 million First Lien Senior Secured Notes due 2023, the “Refinanced First Lien Notes” (including cumulated PIK); and

•	US$458 million Second Lien Senior Secured Notes due 2024 (including cumulated PIK).

Because the terms of the Refinanced First Lien Notes provided a window to refinance them at par, on April 6, 2018, we commenced an offering of new first lien senior secured notes to refinance the Refinanced First Lien Notes.

On April 24, 2018, CGG Holding (U.S.) Inc. issued US$300 million in aggregate principal amount of 9.000% first lien senior secured notes due 2023 and €280 million in aggregate principal amount of 7.875% first lien senior secured notes due 2023 (together, the “New First Lien Notes”).

CGG Holding (U.S.) Inc. used the net proceeds from the issuance, together with cash on hand, to redeem in full the Refinanced First Lien Notes on May 9, 2018 in accordance with their terms.

Please refer to “note 9: Subsequent events” to our interim consolidated financial statements for information on the refinancing of the first lien senior secured notes due 2023.

Cash Flows

Operating activities

Net cash provided by operating activities as reported was US$7 million for the three months ended March 31, 2018 compared to net cash used of US$11 million for the comparable period of 2017. Before changes in working capital, net cash used by operating activities as reported for the three months ended March 31, 2018 was US$58 million, compared to net cash used of US$24 million for the comparable period for 2017. Changes in working capital as reported had a positive impact on cash from operating activities of US$65 million in the three months ended March 31, 2018 compared to a positive impact of US$13 million for the comparable period of 2017.

Excluding IFRS 15 adjustments and Transformation Plan and Financial Restructuring impacts, net cash provided by segment operating activities was US$63 million for the three months ended March 31, 2018 compared to US$34 million for the comparable period of 2017. Before changes in segment working capital, net cash provided by segment operating activities for the three months ended March 31, 2018 was US$31 million compared to net cash generated amounting to US$22 million for the comparable period for 2017. Changes in segment working capital had a positive impact on cash from segment operating activities of US$32 million in the three months ended March 31, 2018 compared to US$13 million for the comparable period of 2017. This was mainly due to reductions in inventories and trade accounts and notes receivable while, overall, payment terms gradually improved following the emergence from Chapter 11 in the U.S. and safeguard proceeding in France and the finalization of our financial restructuring.

Investing activities

Net cash used in investing activities was US$87 million in the three months ended March 31, 2018 compared to US$61 million for the three months ended March 31, 2017.

During the three months ended March 31, 2018, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to US$21 million (US$24 million excluding asset suppliers’ variance). During the three months ended March 31, 2017, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to US$13 million (US$13 million excluding asset suppliers’ variance).

During the three months ended March 31, 2018, our capitalized development costs amounted to US$8 million compared to US$7 million for the same period last year.

During the three months ended March 31, 2018, we invested US$62 million in Multi-client data, primarily in Latin America and Mozambique, compared to US$48 million for the three months ended March 31, 2017. As of March 31, 2018, the net book value of our Multi-client data library as reported was US$1,012 million compared to US$951 million as of December 31, 2017. Excluding IFRS 15 adjustments, the segment net book value of our Multi-client data library was US$854 million as of March 31, 2018, compared to US$831 million as of December 31, 2017.

Financing activities

Net cash provided by financing activities was US$299 million during the three months ended March 31, 2018 as the result of the finalization of our financial restructuring plan on February, 21, 2018 compared to net cash used of US$70 million for the three months ended March 31, 2017.

Please refer to “note 2: Significant events” to our interim consolidated financial statements for further information on our financial restructuring process.

Net Financial Debt

Net financial debt as of March 31, 2018 was US$659 million compared to US$2,640 million as of December 31, 2017 as the result of the implementation of our financial restructuring. The ratio of net financial debt to equity was 27% as of March 31, 2018 compared to 540% as of December 31, 2017.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of our statement of financial position at March 31, 2018 and December 31, 2017:

In millions of US$	March 31, 2018 (unaudited)	December 31, 2017
Bank overdrafts	0.1	0.2
Current portion of long-term debt	18.4	2,902.8
Financial debt	1,178.9	52.3
Gross financial debt	1,197.4	2,955.3
Less cash and cash equivalents	(538.1)	(315.4)

Net financial debt	659.3	2,639.9

Please refer to “note 2: Significant events” and “note 4: Financial Debt and Cash” to our interim consolidated financial statements for further information. See also “Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2017.

EBIT and EBITDAS (unaudited)

EBIT is defined as operating income plus our share of income in companies accounted for under the equity method. As a complement to operating income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS and EBIT to net income for the periods indicated:

	Three months ended March 31,
	2018				2017
	Segment figures	IFRS 15 adjustment and Transformation Plan / Financial restructuring	As reported	Segment figures	Transformation Plan	As reported
	In millions of US$
EBITDAS	53.0	(83.0)	(30.0)	28.7	(29.7)	(1.0)
Depreciation and amortization	(35.9)	—	(35.9)	(52.9)	—	(52.9)
Multi-client surveys depreciation and amortization	(44.6)	38.2	(6.4)	(47.7)	—	(47.7)
Depreciation and amortization capitalized to multi-client surveys	5.5	—	5.5	5.4	—	5.4
Stock based compensation expenses	(0.3)	—	(0.3)	(0.7)	—	(0.7)
Operating income	(22.3)	(44.8)	(67.1)	(67.2)	(29.7)	(96.9)
Share of (income) loss in companies accounted for under equity method	1.3	—	1.3	2.5	—	2.5
EBIT	(21.0)	(44.8)	(65.8)	(64.7)	(29.7)	(94.4)
Cost of financial debt, net			(33.2)			(46.8)
Other financial income (loss)			762.8			(1.6)
Total income taxes			(17.2)			(2.3)
Net income (loss)			646.6			(145.1)

For the three months ended March 31, 2018, Group EBITDAS as reported was a loss of US$30 million, representing (12)% of operating revenues as reported compared to a loss of US$1 million, representing (0.4)% of operating revenues as for the comparable period of 2017.

For the three months ended March 31, 2018, EBITDAS as reported included US$34 million of restructuring expenses relating to our Transformation Plan compared to US$30 million for the three months ended March 31, 2017.

For the three months ended March 31, 2018, segment Group EBITDAS was a profit of US$53 million, representing 18% of segment operating revenues, compared to a profit of US$29 million, representing 12% of operating revenues for the comparable period of 2017.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

	Three months ended March 31,
	2018			2017
	Segment figures	IFRS 15 adjustment and Transformation Plan / Financial Restructuring	As reported	Segment figures	Transformation Plan	As reported
	In millions of US$
EBITDAS	53.0	(83.0)	(30.0)	28.7	(29.7)	(1.0)
Other financial income (loss)	2.8	760.0	762.8	(1.6)	—	(1.6)
Variance on provisions	(1.3)	(5.9)	(7.2)	1.1	(30.2)	(29.1)
Net gain on disposal of fixed assets	(1.2)	—	(1.2)	(0.8)	—	(0.8)
Dividends received from affiliates	—	—	—	—	—	—
Other non-cash items	(19.9)	(760.0)	(779.9)	(2.7)	14.7	12.0
Income taxes paid	(2.9)	—	(2.9)	(3.1)	—	(3.1)
Change in working capital	32.3	33.2	65.5	12.8	—	12.8
Net cash provided by operating activities	62.8	(55.7)	7.1	34.4	(45.2)	(10.8)

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of March 31, 2018:

	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
	In millions of US$
Financial debt (including cumulated PIK)	4.0	0.7	737.7	757.2	1,499.6
Other long-term obligations (cash interests)	84.0	180.0	195.8	40.6	500.4

Total long term debt obligations	88.0	180.7	933.5	797.8	2,000.0
Finance lease obligations (not discounted)	8.3	16.0	10.1	—	34.4
Operating leases	119.3	155.0	133.7	223.7	631.7
- Bareboat agreements (a)	70.1	99.2	91.3	182.6	443.2
- Other operating lease agreement	49.2	55.8	42.4	41.1	188.5

Total contractual cash obligations (b)	215.6	351.7	1,077.3	1,021.5	2,666.1

(a)	As of March 31, 2018, the aggregate amount of our off balance sheet commitment for bareboat charters for our fleet was US$443.2 million. Of this amount:

•	US$390.3 million corresponded to the vessels operated through our Global Seismic Shipping AS JV and guaranteed by CGG SA,

•	US$12.1 million corresponded to the vessels that we have already coldstacked, and

•	US$40.8 million corresponded to the vessels operated in 2018 and beyond.

(b)	Payments in foreign currencies are converted into U.S. dollars at March 31, 2018 exchange rates.

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785, NO. 333-210768 AND NO. 333-212796) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G
(Registrant)

By:

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: May 17, 2018